

10036171

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 2 2010
DIVISION OF MARKET REGULATION

AB 3/30

| OMB APPROVAL | |
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| OMB Number: | 3235-0123 |
| Expires: | February 28, 2010 |
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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 68263 |

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 4/30/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BDT & Company LLC

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

(No. and Street)

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP

(Name – *if individual, state last, first, middle name*)

(Address) (City) (State) (Zip Code)

**CHECK ONE:**

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

AB 3/30

**OATH OR AFFIRMATION**

We, Byron D. Trott and Michael E. Burns, affirm that, to the best of our knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to BDT & Company, LLC for the period ended December 31, 2009, are true and correct. We further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.



Byron D. Trott
President
BDT & Company, LLC

2/24/10
Date



Notary Public


OFFICIAL SEAL
MICHELLE PILOTA
NOTARY PUBLIC - STATE OF ILLINOIS
MY COMMISSION EXPIRES:09/24/13



Michael E. Burns
Chief Financial Officer
BDT & Company, LLC

2/24/10
Date



Notary Public


OFFICIAL SEAL
MICHELLE PILOTA
NOTARY PUBLIC - STATE OF ILLINOIS
MY COMMISSION EXPIRES:09/24/13

# BDT & Company, LLC
## (SEC I.D. No. 8 - 68263)

Statement of Financial Condition as of December 31, 2009 and Independent Auditors' Report and Supplemental Report on Internal Control

Filed pursuant to Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as a PUBLIC DOCUMENT.

# Deloitte.

**Deloitte & Touche LLP**
111 S. Wacker Drive
Chicago, IL 60606
USA

Tel: +1 312 486 1000
Fax: +1 312 486 1486
www.deloitte.com

**INDEPENDENT AUDITORS' REPORT**

To the Member of BDT & Company, LLC:

We have audited the accompanying statement of financial condition of BDT & Company, LLC (the "Company"), a wholly owned subsidiary of BDT Capital Partners, LLC, as of December 31, 2009, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statement presents fairly, in all material respects, the financial position of BDT & Company, LLC at December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.



February 24, 2010

# BDT & COMPANY, LLC

## STATEMENT OF FINANCIAL CONDITION
## DECEMBER 31, 2009

### ASSETS

| | |
|---|---|
| Cash and Cash Equivalents | $ 10,920,878 |
| Deposits and Prepaid Expenses | 31,885 |
| TOTAL ASSETS | $ 10,952,763 |

### LIABILITIES AND MEMBER'S EQUITY

| | |
|---|---|
| LIABILITIES: | |
| Payable to Parent | $ 352,814 |
| TOTAL LIABILITIES | 352,814 |
| MEMBER'S EQUITY | 10,599,949 |
| TOTAL LIABILITIES AND MEMBER'S EQUITY | $ 10,952,763 |

See notes to financial statement.

## 1. ORGANIZATION, NATURE OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES

***Organization*** — BDT & Company, LLC, (the "Company") is a wholly owned subsidiary of BDT Capital Partners, LLC (the "Parent"). The Company, a Delaware limited liability company, is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company was formed on April 30, 2009 and was approved by the SEC and FINRA as a broker dealer on October 14, 2009, whereby the Company commenced operations as a Broker-Dealer.

***Nature of Operations*** — The Company seeks to provide long term, unbiased, trusted, solution based advice to closely held companies and their senior leaders/owners in the following areas: merger and acquisition advice, capital sourcing and restructuring, analysis of public/private alternatives, dividend policy, family and management succession, governance, creation of family and management legacies and generational stewardship of ownership or sale. The Company also acts as a placement agent in the private placement of securities.

***Use of Estimates*** — The financial statements were prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"), which require management to make estimates and assumptions that affect the amounts reported in the financial statements and related notes for the period presented. Actual results could differ from management's estimates.

***Cash and Cash Equivalents*** — The Company has defined cash equivalents as highly liquid investments with original maturities of three months or less at the date of purchase that are not held for sale in the ordinary course of business.

***Income Taxes*** — The Company is a single-member LLC, and as such is not subject to federal or state income tax as taxable income is allocated to its member for inclusion in the member's tax returns.

Effective April 30, 2009, the Company adopted the authoritative guidance for uncertainty in income taxes included in FASB ASC 740 *Income Taxes* (formerly Financial Accounting Standards Board ("FASB") Interpretation No. 48), as amended by Accounting Standards Update ("ASU") 2009-06, *Implementation Guidance on Accounting for Uncertainty in Taxes and Disclosures Amendments for Nonpublic Entities*. This guidance requires the Company to determine whether a tax position of the Company is more likely than not to be sustained upon examination by the applicable taxing authority, including the resolution of any related appeals or litigation processes, based on the technical merits of the position. The tax benefit to be recognized is measured as the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement, which could result in the Company recording a tax liability that would reduce net assets. The Company reviews and evaluates tax positions in its major jurisdictions and determines whether or not there are uncertain tax positions that require financial statement recognition. Based on this review, the Company has determined the major tax jurisdictions where the Company is organized and where the Company makes investments; however no reserves for uncertain tax positions were required to have been recorded as a result of the adoption of such guidance.

The Company is additionally not aware of any tax positions for which it is reasonably possible that the total amounts of unrecognized tax benefits will change materially in the next twelve months. As a result, no other income tax liability has been recorded in the accompanying financial statement.

## 2. RELATED PARTY TRANSACTIONS

The Company and its Parent have entered into an Administrative Service and Expense Agreement ("ASEA"), whereby the Parent provides personnel, office space, furniture and equipment, IT and telecommunications systems, insurance, market data, legal, accounting and compliance support and other services. The Company does not pay any expenses directly, but instead pays its proportionate share of such expenses to the Parent as defined in the ASEA. The costs, both fixed and variable are allocated using the methodology defined in the ASEA, which is subject to periodic review and modifications by the Parent. Salaries, benefits and incentive compensation are allocated based on monthly time allocations. Rent, utilities and security are allocated based on the square footage usage of the allocated personnel. IT, telecommunications and training costs are prorated based on the allocated personnel. Audit, license and regulatory fees as well as fidelity bond insurance and certain other Company specific costs are a direct allocation of invoices paid by the Parent on behalf of the Company.

The payable to Parent on the Statement of Financial Condition represents the amounts due under the ASEA as of December 31, 2009.

## 3. FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK AND CONCENTRATIONS OF CREDIT RISK

In the normal course of business, the Company maintains bank accounts with balances that sometimes exceed federally insured limits. To mitigate this risk, the Company maintains its cash balances at large, well capitalized banks which it monitors. The Company's exposure to credit risk associated with counterparty nonperformance on such financial instruments is limited to the amounts reflected in the Statement of Financial Condition.

## 4. COMMITMENTS AND CONTINGENCIES

In the normal course of business, the Company could be threatened with, or named as a defendant in, lawsuits, arbitrations, and administrative claims. Such matters that are reported to regulators such as the SEC or FINRA and investigated by such regulators, and may if pursued, result in formal arbitration claims being filed against the Company and/or disciplinary action being taken against the Company by regulators. Any such claims or disciplinary actions that are decided against the Company could harm the Company's business. The Company is also subject to periodic regulatory audits and inspections that could result in fines or other disciplinary actions. Unfavorable outcomes, in such matters, may result in a material impact on the Company's financial position, results of its operations or cash flows. As of December 31, 2009, management is not aware of any commitments or contingencies that could have a material impact on the financial statement.

## 5. NET CAPITAL REQUIREMENT

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1) under the Securities Exchange Act of 1934, which requires that the Company maintains minimum net capital equivalent to the greater of $5,000 or 6-2/3% of aggregated indebtedness, as these terms are defined. At December 31, 2009, the Company had net capital, as defined, of $10,568,064, which was $10,544,543 in excess of its required net capital of $23,521. The Company's percentage of aggregate indebtedness to net capital was 3.34% at December 31, 2009.

## 6. SUBSEQUENT EVENT

The Company adopted the authoritative guidance for subsequent events included in FASB ASC 855 "Subsequent Events" (formerly FASB Statement of Financial Accounting Standards No. 165, *Subsequent Events*"). Subsequent events have been evaluated through February 24, 2010, which is the date that these financial statements were available to be issued. As a result of the Company's evaluation, the following subsequent event was identified:

On February 5, 2010, a capital distribution of $7 million was made to the Parent. All required regulatory notices were made prior to the distribution. After the distribution, the Company's net capital was still in excess of the required minimum net capital requirement.

* * * * *



**Deloitte & Touche LLP**
111 S. Wacker Drive
Chicago, IL 60606
USA

Tel: +1 312 486 1000
Fax: +1 312 486 1486
www.deloitte.com

February 24, 2010

BDT & Company, LLC
401 North Michigan Ave., Suite 3310
Chicago, IL 60611

To the Member of BDT & Company, LLC:

In planning and performing our audit of the financial statements of BDT & Company, LLC (the "Company"), a wholly owned subsidiary of BDT Capital Partners, LLC., as of December 31, 2009 and for the period April 30, 2009(commencement of operations) to December 31, 2009 (on which we issued our report dated February 24, 2010 and such report expressed an unqualified opinion on those financial statements), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A significant deficiency is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, the Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

